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                            April 14, 2023

       Andrew Keegan
       Interim Chief Financial Officer
       Vista Outdoor Inc.
       1 Vista Way
       Anoka, MN 55303

                                                        Re: Vista Outdoor Inc.
                                                            Form 10-K for the
Fiscal Year Ended March 31, 2022
                                                            Filed May 24, 2022
                                                            Form 8-K Filed
February 2, 2023
                                                            File No. 001-36597

       Dear Andrew Keegan:

               We have reviewed your April 6, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 14, 2023 letter.

       Form 8-K filed February 2, 2023

       Exhibit 99.1

   1. We note your response to prior comment 3 and understand that your non-GAAP measure
                                                        "adjusted free cash
flow" intends to present "the amount of cash that would have been generated by your
business for debt repayment, share repurchases and acquisitions after making capital
investments required to support ongoing operations, eliminating the cash impact (including the
tax impact) of the items that are adjusted in your presentation of adjusted net income."
However, it is still unclear to us why you are tax effecting your adjustments, since your
non-GAAP measure is a liquidity measure. To the extent that the taxes on these
adjustments do not represent taxes paid in cash, please tell us how your proposed presentation
in Exhibit B of your response letter complies with Question 102.11
 Andrew Keegan
Vista Outdoor Inc.
April 14, 2023
Page 2
         of the SEC's Compliance and Disclosure Interpretations on Non-GAAP Financial
         Measures.
       You may contact Dale Welcome at 202-551-3865 or Kevin Stertzel at 202-551-3723 if
you have any questions.



FirstName LastNameAndrew Keegan                           Sincerely,
Comapany NameVista Outdoor Inc.
                                                          Division of
Corporation Finance
April 14, 2023 Page 2                                     Office of
Manufacturing
FirstName LastName